PE 9-5-02

02057704

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of ______________________________

Virginia Gold Mines Inc.
(Translation of registrant's name into English)

116 St. Pierre Street, Suite 200, Quebec City, QC G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ______

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ✓ No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- 4176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date Sept 5

By: A. Laliberte
[Print] Name: Amelie Laliberte
Title: Investor Relation

Press Release
August 22, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

VIRGINIA

MEGATEM TECHNOLOGY
SIGNING OF A THIRD AGREEMENT

Virginia Gold Mines Inc. ("**Virginia**") is very pleased to announce the signing of a third agreement with **Novicourt Inc.** ("**Novicourt**") by which **Virginia** and **Novicourt** will jointly conduct significant airborne surveys in the north of Quebec. This third agreement is in fact the continuity of regional reconnaissance work undertaken by **Virginia**, **Noranda Inc.**, and **Novicourt** in the summer of 2001 over vast territories of northern Quebec.

By this agreement **Virginia** and **Novicourt** will cover a region of around 1000 km^2, at an approximate cost of CA$2 million. **Virginia** will own a 49% interest in any discovery from these MegaTEM surveys. **Noranda** will be the operator of the program. This agreement is subject to the approval of the regulatory authorities.

Virginia is once again very pleased with its strategic alliance with **Noranda** and **Novicourt** and the results to date of the megaTEM technology.

MegaTEM Technology – a reminder

MegaTEM is a technology developed by **Fugro Airborne Surveys**, the largest supplier of airborne geophysical services worldwide, and **Noranda**. The system employs electromagnetic airborne surveillance technology that allows the detection of massive-sulphide-type deposits up to a depth of 250 metres. The use of the **MegaTEM** technology by Noranda lead to the discovery in the summer of 2000 of the Persévérance deposit near Matagami, Quebec (reserves of 5.1 million tonnes @ 15.82 % Zn, 1.24% Cu and 29.37 g/t Ag) .

Update on MegaTEM Work

To date over 200 properties, covering more than 250 MegaTEM anomalies, have been acquired by the partners further to the first six surveys executed by **Virginia** and **Noranda**. Follow-up work consisting of geophysical surveys, prospecting, and drilling are currently in progress and will continue through 2002 and 2003.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with approximately **28 million shares** issued and outstanding, **$10 million in cash** and no debt. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

...2

Novicourt has no debt and, as at June 30th 2002, had cash on hand of $49.0 million. **Novicourt** Inc. is a copper-based mining company which receives its revenues principally from the sale of copper and zinc concentrates produced by the Louvicourt mine near Val D'Or, Quebec. **Novicourt** owns a 45% undivided interest in the Louvicourt mine.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in nine countries. **Noranda** is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulfuric acid and cobalt. **Noranda** is also a major recycler of secondary copper, nickel and precious metals. **Noranda** employs over 16,000 people. It is listed on the *Toronto Stock Exchange* and the *New York Stock Exchange (NRD).*

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca